NEWS RELEASE

PARAMOUNT ENERGY TRUST RELEASES SECOND

QUARTER 2009 FINANCIAL AND OPERATING RESULTS

AND CONFIRMS AUGUST DISTRIBUTION

Calgary, Alberta – August 6, 2009 (TSX – PMT.UN) - Paramount Energy Trust (“PET” or the “Trust”) is pleased to release its financial and operating results for the three months and six months ended June 30, 2009. Natural gas pricing continues to experience significant pressure in 2009. Strong supply from shale gas plays in the United States and liquefied natural gas imports, coupled with weak industrial gas demand due to the North American economic recession, have contributed to very high gas storage levels compared to prior periods. Gains from the Trust’s natural gas price hedging program have succeeded in fully mitigating the effects of sharply lower natural gas prices, leading to record funds flows for the second quarter of 2009.

PET is also pleased to confirm that its distribution to be paid on September 15, 2009 in respect of income received by PET for the month of August 2009, for Unitholders of record on August 31, 2009, will be $0.05 per Trust Unit. The ex-distribution date is August 27, 2009. The August distribution brings cumulative distributions paid since the inception of the Trust to $13.564 per Trust Unit.

Second Quarter Summary

•

PET has acquired approximately 68.4 percent of Profound Energy Inc. (“Profound”) by way of its takeover bid, open market share purchases and conversion of the special warrants of Profound acquired by PET in April, 2009. The Profound acquisition is another step in the strategic expansion of PET's asset base, complementing the Trust’s existing shallow gas prospect inventory with a significant number of higher impact, deep basin style resource play opportunities. The Profound assets are currently producing approximately 16 MMcfe/d weighted 75 percent to natural gas. As the Trust controlled Profound as of June 30, 2009, the last day of the second quarter, the assets and liabilities of Profound are included in the Trust’ consolidated financial statements and management’s discussion and analysis, however the results of operations of Profound are not included.

•

Average production measured 165.5 MMcfe/d for the three months ended June 30, 2009 as compared to 188.4 MMcfe/d reported in the second quarter of 2008. PET has undertaken a detailed analysis of the economic attributes of all of its properties in order to identify opportunities to preserve value through voluntary production curtailments. As a result of this analysis, the Trust shut in approximately 20 MMcfe/d of natural gas production midway through the second quarter, and has shut in an additional 15 MMcfe/d for a total of 35 MMcfe/d as of August 5, 2009. Second quarter average production was reduced by approximately 8.2 MMcfe/d as a result of the curtailments. Including volumes attributed to the Profound assets, PET’s current productive capacity is approximately 185 to 190 MMcfe/d. The Trust intends to return shut-in volumes to production once natural gas prices show sustained improvement from current levels.

•

PET’s realized natural gas price increased to $9.10 per Mcfe for the three months ended June 30, 2009 as compared to $9.00 per Mcfe for the comparative quarter in 2008. The realized price for the current period was enhanced by $47.7 million in crystallized gains on financial instruments related to the early termination of PET’s AECO-based financial fixed price natural gas contracts for June through October 2009. The crystallized positions were substantially all replaced by fixed price forward sale arrangements for the same June to October period at the then-current price of $4.22 per GJ. PET has in place significant gas price risk management transactions which have effectively eliminated any material variation in cash flow with variations in natural gas pricing of up to $2.00 per GJ for the remainder of 2009.  Full details of the Trust’s financial and physical forward sales arrangements are presented in the management’s discussion and analysis (“MD&A”).

•

Funds flow increased to $91.2 million ($0.81 per Trust Unit) for the three months ended June 30, 2009 from $81.4 million ($0.73 per Trust Unit) for the second quarter of 2008.  The increase is a result of realized gains on financial instruments totaling $75.2 million for the three months ended June 30, 2009.

•

Distributions payable for the second quarter of 2009 totaled $17.2 million or $0.15 per Trust Unit, comprised of $0.05 per Trust Unit paid on May 15, June 15 and July 15 representing a payout ratio of 18.9 percent of funds flow in the current quarter compared to 41.0 percent for the second quarter of 2008.  Before the effect of $38.2 million in proceeds from the crystallization of financial instruments related to periods after June 30, 2009, the Trust’s payout ratio was 32.5 percent. The Trust advised on July 22, 2009 that it has reinstated the availability of Trust Units under its Distribution Reinvestment and Optional Trust Unit Purchase Plan (“DRIP”) for the July 2009 distribution payable on August 17, 2009 and until further notice.

•

Bank debt on PET’s credit facility at June 30, 2009 decreased to $265.4 million, including the $21.3 million cash component of the Profound acquisition, from $290.2 million at March 31, 2009 due to strong second quarter funds flows resulting from realized gains on financial instruments. PET has net bank debt of $318.5 million on a combined borrowing base of $422.0 million. All of the Trust’s bank credit facilities are subject to lender review prior to October 31, 2009.

•

Capital spending in the current quarter was primarily directed towards facilities projects in the Northern district at the end of the Trust’s winter capital program, as well as initial expenditures on PET’s gas storage project in the Warwick area within the Southern district.  Exploration and development expenditures totaled $7.7 million for the second quarter of 2009, a 53 percent decrease from the same quarter in 2008. The decrease is consistent with a lower capital spending budget in 2009 as compared to the prior year.

Outlook and Sensitivities

PET has undertaken a number of measures to preserve its financial strength, including:

•

Selected voluntary temporary production shut-ins;

•

Operating and other cost reduction initiatives;

•

Enhanced gas price management initiatives;

•

A restricted capital spending program for the second half of 2009, focused on capital expenditures required for strategic or operational reasons; and

•

Reinstatement of the DRIP plan for the July 2009 distribution and until further notice.

PET’s financial hedging and physical forward sales portfolio continues to provide a level of stability to projected funds flows, despite a significant decrease in AECO natural gas prices during the first half of 2009. As at August 5, 2009, the current actual and forward market for natural gas for July through December 2009 is $3.73 per GJ at AECO. The following table reflects PET’s projected realized gas price, monthly funds flow and payout ratio at the current monthly distribution of $0.05 per Trust Unit for the second half of 2009 at certain AECO natural gas price levels, incorporating the Trust’s current financial hedges and physical forward sales contracts and the acquisition of Profound.

	Average AECO Monthly Index Gas Price July to December 2009 ($/GJ)
Funds flow sensitivity analysis	$3.00	$4.00	$5.00	$6.00
Oil and natural gas production (MMcfe/d)	153	153	153	153
Realized gas price ($/Mcfe) (1)	5.07	5.33	5.59	5.85
Funds flow, excluding 2009 hedging ($millions) (2)	2	30	51	71
Per Trust Unit ($/Unit/month)	0.003	0.041	0.068	0.096
Funds flow, including 2009 hedging ($millions) (2)	52	58	57	55
Per Trust Unit ($/Unit/month)	0.071	0.079	0.077	0.075
Payout ratio (%) (2)	71	63	65	67
Ending net bank debt ($millions)	316	310	311	313
Ending net debt ($millions)	546	540	541	543
Ending net debt, less post-2009 financial instrument assets (millions) (5)	470	464	465	467
Ending net bank debt to funds flow ratio (times) (3)	1.7	1.6	1.6	1.6
Ending net debt to funds flow ratio (times) (4)	3.0	2.9	2.9	2.9
Ending net debt less post-2009 financial instrument assets to funds flow (times) (5)	2.5	2.4	2.4	2.4

(1)

PET’s weighted average forward price on an average of 120,000 GJ/d for the period July 1 to December 31, 2009 is $5.25 per GJ.

(2)

These are non-GAAP measures; see “Significant accounting policies and non-GAAP measures” in management’s discussion and analysis.

(3)

Calculated as ending net bank debt divided by estimated annual funds flow

(4)

Calculated as ending net debt (including convertible debentures, whose maturity extends out to 2012) divided by estimated annual funds flow.

(5)

Calculated as ending net debt, less the Trust’s current financial instrument assets with settlement dates occurring after December 31, 2009, divided by estimated annual funds flow including realized gains on financial instruments settling in 2009. Financial instrument assets and liabilities are not included in the Trust’s definition of working capital, but may be terminated by the Trust prior to the settlement dates in exchange for discounted cash payments from counterparties and used to reduce PET’s outstanding bank debt. At June 30, 2009, the mark-to-market value of the Trust’s post-2009 financial instruments was $76.0 million. Post-2009 financial instruments have settlement dates ranging from January 2010 through March 2011 and can be settled without impacting funds flows from monthly hedging settlements in 2009. The current mark-to-market value of PET’s post-2009 financial instruments is $111.4 million as of August 5, 2009.

The Trust’s outlook and sensitivities assume operating costs of $1.70 per Mcfe, cash general and administrative expenses of $0.50 per Mcfe, minimal capital expenditures expected for the balance of the year and an interest rate on bank debt of 4.4 percent for the second half of 2009.

While PET’s sensitivity to gas prices has changed since year end with changes in its financial and forward physical hedging position, sensitivity of PET’s fund flows to changes in production volumes, operating and general and administrative costs and interest rates has not changed significantly from the sensitivity analysis presented in the Trust’s management’s discussion and analysis for the year ended December 31, 2008.  The Trust continues to focus on what we believe is a sustainable distribution model that balances short term cash returns to our Unitholders and long term value creation through capital reinvestment.

Additional Information

A copy of PET’s unaudited interim consolidated financial statements and related notes and management’s discussion and analysis for the three and six months ended June 30, 2009 and 2008 can be obtained through the Trust’s website at http://www.paramountenergy.com/unitholder/regulatory_filings/ or SEDAR at www.sedar.com.

Forward-Looking Information

Certain information regarding PET in this news release including management's assessment of future plans and operations and the information contained under the heading "Outlook and Sensitivities" above may constitute forward-looking statements under applicable securities laws and necessarily involve risks including, without limitation, risks associated with gas exploration, development, exploitation, production, marketing and transportation, changes to the proposed royalty regime prior to implementation and thereafter, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other producers, inability to retain drilling rigs and other services, capital expenditure costs, including drilling, completion and facilities costs, unexpected decline rates in wells, delays in projects and/or operations resulting from surface conditions, wells not performing as expected, delays resulting from or inability to obtain required regulatory approvals and ability to access sufficient capital from internal and external sources. As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect PET's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com) and at PET's website (www.paramountenergy.com). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and PET does not undertake any obligation to update publicly or to revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.

Non-GAAP Measures

This news release contains financial measures that may not be calculated in accordance with generally accepted accounting principles in Canada (“GAAP”). Readers are referred to advisories and further discussion on non-GAAP measures contained in the “Significant Accounting Policies and non-GAAP Measures” section of management’s discussion and analysis.

Conference Call and Webcast

PET will be hosting a conference call and webcast at 10:00 a.m., Mountain Time, Friday August 7, 2009 to review this information. Interested parties are invited to take part in the conference call by dialing one of the following telephone numbers 10 minutes before the start time:  Toronto and area – 1-416-646-3096; outside Toronto – 1-866-250-4665. For a replay of this call please dial: Toronto and area – 1-416-640-1917; outside Toronto – 1-877-289-8525, passcode 21312393# until Friday August 14, 2009. To participate in the live webcast please visit www.paramountenergy.com or http://www.newswire.ca/en/webcast/viewEvent.cgi?eventID=2766280. The webcast will also be archived shortly following the presentation.

PET is a natural gas-focused Canadian energy trust. PET’s Trust Units and convertible debentures are listed on the Toronto Stock Exchange under the symbol “PMT.UN” and “PMT.DB”, “PMT.DB.A”, “PMT.DB.B” and “PMT.DB.C”, respectively. Further information with respect to PET can be found at its website at www.paramountenergy.com.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

FOR ADDITIONAL INFORMATION, PLEASE CONTACT:

Paramount Energy Operating Corp., Administrator of Paramount Energy Trust

Suite 3200, 605 – 5 Avenue SW  Calgary, Alberta, Canada  T2P 3H5

Telephone:  403 269-4400      Fax:  403 269-4444      Email:  info@paramountenergy.com

Susan L. Riddell Rose President and Chief Executive Officer Cameron R. Sebastian Vice President, Finance and Chief Financial Officer Sue M. Showers Investor Relations and Communications Advisor

FINANCIAL AND OPERATING HIGHLIGHTS	Three Months Ended June 30			Six Months Ended June 30
($Cdn thousands except volume and per Trust Unit amounts)	2009	2008	% Change	2009	2008	% Change
Financial
Revenue, including realized gains and losses on financial instruments and call option premiums	137,094	154,332	(11)	234,197	276,210	(15)
Funds flow (1)	91,186	81,350	12	132,341	137,541	(4)
Per Trust Unit (2)	0.81	0.73	11	1.17	1.24	(6)
Net earnings (loss)	(8,728)	(55,365)	(84)	69,831	(141,025)	150
Per Trust Unit (2)	(0.08)	(0.50)	(84)	0.62	(1.27)	149
Distributions	17,240	33,343	(48)	38,704	66,452	(42)
Per Trust Unit (3)	0.15	0.30	(50)	0.39	0.60	(35)
Payout ratio (%) (1)	18.9	41.0	(54)	29.2	48.3	(40)
Total assets	1,208,605	1,148,245	5	1,208,605	1,148,245	5
Net bank and other debt outstanding (2)	318,518	310,818	2	318,518	310,818	2
Convertible debentures, at principal amount	236,034	236,034	-	236,034	236,034	-
Total net debt (2)	554,552	546,852	1	554,552	546,852	1
Unitholders’ equity	310,626	139,253	123	310,626	139,253	123
Capital expenditures
Exploration and development	7,749	16,339	(53)	47,398	62,783	(25)
Acquisitions, net of dispositions	(2,147)	(527)	(75)	4,445	(6,873)	164
Profound acquisition	91,834	-	100	91,834	-	100
Other	105	235	(55)	244	661	(63)
Net capital expenditures	97,541	16,047	508	143,921	56,571	154
Trust Units outstanding (thousands)
End of period	118,877	111,350	7	118,877	111,350	7
Weighted average	113,071	111,055	2	113,019	110,612	2
Incentive Rights and Bonus Rights outstanding	9,722	7,144	36	9,722	7,144	36
Trust Units outstanding at August 5, 2009	118,894			118,894
Operating
Production
Total natural gas (Bcfe) (7) (8)	15.1	17.3	(13)	30.1	33.9	(11)
Daily average natural gas (MMcfe/d) (7) (8)	165.5	188.4	(12)	166.3	186.1	(11)
Gas over bitumen deemed production (MMcf/d) (5)	18.1	19.6	(8)	18.5	19.8	(7)
Average daily (actual and deemed - MMcfe/d) (5)	183.6	208.0	(12)	184.8	205.9	(9)
Per Trust Unit (cubic feet equivalent/d/Unit) (2)(3)	1.62	1.87	(13)	1.63	1.86	(12)
Average natural gas prices ($/Mcfe)
Before financial hedging and physical forward sales (6)	3.89	9.82	(60)	4.66	8.45	(45)
Including financial hedging and physical forward sales (6)	9.10	9.00	1	7.78	8.15	(5)
Land (thousands of net acres)
Undeveloped land holdings	1,984	1,996	(1)	1,984	1,996	(1)
Drilling (wells drilled gross/net)
Gas	-/-	7/2.7	(100)/(100)	38/31.4	42/31.3	(10)/1
Dry	-/-	-/-	-/-	-/-	2/1.6	(100)/(100)
Total	-/-	7/2.7	(100)/(100)	38/31.4	44/32.9	(14)/(5)
Success rate (%)	-/-	100/100	(100)/(100)	100/100	95/95	5/5

(1)

Revenue includes realized gains (losses) on financial instruments and call option premiums received.

(2)

These are non-GAAP measures. Please refer to “Significant Accounting Policies and Non-GAAP Measures” included in management’s discussion and analysis.

(3)

Based on weighted average Trust Units outstanding for the period.

(4)

Based on Trust Units outstanding at each distribution date.

(5)

The deemed production volume describes all gas shut-in or denied production pursuant to a decision report, corresponding order or general bulletin of the Alberta Energy and Utilities Board (“AEUB”), or through correspondence in relation to an AEUB ID 99-1 application. This deemed production volume is not actual gas sales but represents shut-in gas that is the basis of the gas over bitumen financial solution which is received monthly from the Alberta Crown as a reduction against other royalties payable.

(6)

PET’s commodity hedging strategy employs both financial forward contracts and physical natural gas delivery contracts at fixed prices or price collars. In calculating the Trust’s natural gas price before financial and physical hedging, PET assumes all natural gas sales based on physical delivery fixed-price or price collar contracts during the period were instead sold at AECO monthly index.

(7)

Production amounts are based on the Trust’s interest before royalties.

(8)

Including volumes attributed to the Profound assets, PET’s current productive capacity is approximately 185 MMcfe/d.